China Petroleum & Chemical Corporation
A6, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China

Via EDGAR

                                                                                             September 28, 2007

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-5546, USA

Re:	China Petroleum & Chemical Corp.

Dear Ms. Blye:

We refer to your letter dated March 26, 2007 regarding the Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2004 filed with the Commission on June 29, 2005 with the file number 1-15138, which letter was faxed to Skadden, Arps on July 31, 2007.  We sincerely apologize for not receiving your letter in your original fax or mail that was addressed to us and, thus, not being able to respond to your letter sooner. Set forth below are our responses to your comments. For your convenience, we have also restated your comments below in italics.

1.
We note the statement that it is your “understanding that the ‘transactions’ or ‘operations’ referred to in the letters of December 29,2005 and March 20,2006 are not intended to address the Company’s purchases of crude oil originated from Iran, Sudan or any other countries that are on the sanctions list administrated by the OFAC .” Please note that purchases of crude oil originated from countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by OFAC are responsive to our comments requesting discussion of direct and indirect operations in and contacts with such countries. Please expand you discussion of contacts with such countries to describe you direct and indirect contacts, such as through purchases of Iranian and Sudanese crude oil. Your response should explain from whom you purchase Iranian and Sudanese oil.

As China’s largest refiner, the Company purchases a significant amount of crude oil from the international market. For 2006, imported crude oil purchased by the Company amounted to approximately 101.5 million tonnes, representing approximately 70% of the Company’s total crude oil supplies and approximately 88% of the Company’s crude oil supplies from external sources (i.e., excluding crude oil produced by the Company itself). The Company purchased a small portion of its crude oil requirement from firms that trade Iranian and Sudanese oil. For 2006, the Company purchased approximately 3.8 million tonnes of Iranian crude oil, representing approximately 2.6% of its crude oil supplies, from National Iranian Oil Company (“NIOC”), and purchased approximately 3.7 million tonnes of Sudanese crude oil, representing approximately 2.6% of its crude oil supplies, from a number of crude oil traders including Oriental Energy Trading (a Singaporean company), Arcadia Petroleum Limited (a UK company), China Oil Co., Ltd. (a PRC company), Trafigura Pte Ltd.(a Singaporean company), Strong Petrochemical

 (a Hong Kong company) and Cathay Petroleum International Ltd. (a Hong Kong company).

2.
In addition, provide the quantitative and qualitative analyses requested in comment two in our letter dated December 29, 2005 and comment three in our letter dated March 20, 2006. We note your statement that the Iranian and Sudanese oil constitutes approximately 11.7% of your crude oil throughput for the year ended December 31, 2006. You have not, however, addressed the revenues or expenses associated with such purchases, provided a quantitative materiality analysis regarding such amounts or addressed qualitative factors that you believe support your conclusion regarding materiality. In this regard, please address the investor sentiment underlying the state initiatives identified in our letter of December 29, 2005.

The Company overestimated the percentage of its crude oil supplies from Iran and Sudan in its last response letter to the Staff. As set forth in the response to the Staff’s comment 1 above, the Company purchased approximately 5.2% of its crude oil supplies in terms of volume from Iran and Sudan in 2006.  In 2006, the Company’s total operating expenses amounted to RMB 992.6 billion, or approximately US$ 127.3 billion, and the Company total purchased crude oil expenses were RMB 428.8 billion, or approximately US$ 55.0 billion. The Company paid approximately US$ 1.7 billion for the Iranian crude oil in 2006, representing approximately 1.3% of its total operating expenses and approximately 3.1% of its total purchased crude oil expenses. The Company paid approximately US$ 1.2 billion for the Sudanese crude oil in 2006, representing approximately 0.9% of its total operating expenses and approximately 2.2% of its total purchased crude oil expenses.

As crude oil is a commodity traded on the international market and the Company purchased the crude oil originated from Iran and Sudan in its ordinary course of business in similar manners as it purchased crude oil originated from other countries, the Company does not believe the sources of origins of its crude oil supplies are material information for its investors.

3.
We note your response to comment one of our letter dated March 20, 2006. You indicate that your controlling shareholder has been or continues to be involved in Iranian and Cuban oil-related projects. Please tell us, to the best of your knowledge, whether your controlling shareholder is involved in projects involving Sudan.

To address the Staff’s comment, we made inquiries to China Petrochemical Corporation (“CPC”), our controlling shareholder, as to whether CPC is involved in any projects in Sudan. We were advised that CPC has a 6% interest in one production sharing contract of a Sudanese oil field.

4.
With respect to the Cuban, Iranian and any Sudanese contacts of your controlling shareholders, please include in your qualitative materiality analysis a discussion of the potential reputational harm accompanying your relationship with CPC and CPC’s activities associated with Cuba, Iran and, if any, Sudan. Your response should state whether or not , to the best of your knowledge, there are any restrictions that would prevent CPC from using any payments, dividends or other funds transferred from you to CPC to partially finance CPC’s operations associated with Cuba, Iran or, if any, Sudan.

             CPC is a company that is wholly owned by the government of the People’s Republic of China and the Company has no control over CPC’s operations. To our knowledge, there are no restrictions that would prevent CPC from using any payments from us to finance CPC’s operations in Cuba, Iran and Sudan.
Because CPC is commonly known as a PRC government-owned entity, the Company does not believe its reputation would be affected by CPC’s activities.

5.
We note your statement that you separate your operations, financings, employees and revenues from those of your controlling shareholder. Please advise us of any shared employees at the senior level, for example Mr. Chen Tonghai, and address the operational relationship between your focus in the oil industry and that of your controlling shareholder. We note that your Chairman also appears to hold a senior management position at your controlling shareholder. Advise us of any relationship whereby your controlling shareholder’s oil exploration and extraction, or upstream, activities provide a significant source of business for your refining or downstream oil activities.

There are no shared employees between CPC and the Company. Our Chairman, Mr. Su Shulin, who is the President of CPC, and our Vice Chairman, Mr. Zhou Yuan, who is the Vice President of CPC, serve only as members of our Board and are not our employees.  Mr. Chen Tonghai resigned as our Chairman of the Board and resigned as the President of CPC on June 22, 2007. Before his resignation, Mr. Chen served only as a member of our Board and was not our employee.

We were incorporated in February 2000 as part of the reorganization of CPC whereby CPC transferred to us most of its petroleum and petrochemical operations, including most of its production assets.  CPC retained most of the social and ancillary service operations and a small portion of production assets, including all of the overseas oil production assets. In 2006, we purchased approximately RMB 87.8 billion of products and services from CPC, representing approximately 8.9% of our total operating expenses. Our purchases of products and services from CPC include procurement of raw and ancillary materials and related services, supply of water, electricity and gas, and exploration and development services such as geophysical, drilling, well testing and well measurement services.  In 2006, we purchased an insignificant amount of crude oil from CPC, and CPC has not been a significant source of business for our refining and other downstream activities. For a detailed discussion of our transactions with CPC, please see Note 30 of our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2006.

6.
Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act provides: “The President shall impose two or more of the sanctions described in paragraphs (1) through (6) of section 6 if the President determines that a person has, on or after the date of the enactment of this Act, exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially to the ability of Iran to --

“(1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or

“(2) acquire or develop destabilizing numbers and types of advanced conventional weapons.”

          We do not believe Section 5(b) applies to our purchase of crude oil from National Iranian Oil Company (“NIOC”). NIOC is Iran’s main developer, producer and exporter of crude oil, and to our knowledge, is not involved in the business of acquiring or developing weapons or related technologies. According to the Energy Information Administration (“EIA”), a statistical agency of the U.S. Department of Energy, Iran is OPEC’s second largest oil producer and produced roughly 5% of the world’s crude production in 2005. In August 2006, the EIA estimated that Iran exported around 2.5 million barrels per day (“bbl/d”) of oil, of which OECD countries import 60 percent (or 1.6 million bbl/d) with Japan being the largest importer.  Based on the EIA estimate, we purchased approximately 3% (or 75,000 bbl/d) of Iran’s total exported crude oil in 2006.  Because crude oil is a commodity traded on the international market, NIOC would be able to sell all its produced crude oil even if we had not purchased any of its production.  Therefore, we find no connection between our crude oil purchase from NIOC and Iran’s ability to acquire or develop weapons or related technologies.

Please contact me at +8610-6499-0482 if you have any questions.  Please fax all your future correspondences to +8610-6499-0022. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Chen Ge
Secretary to the Board of Directors